SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of November 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

         Enclosures:

         1. A notification dated 1 November 2002 relating to additional information regarding the appointment of Roberto Mendoza as a non-executive director of The BOC Group plc.
         2. A notification dated 7 November 2002 that The BOC Group plc will be announcing its Preliminary Results on Tuesday 12 November 2002.
         3. A notification dated 12 November 2002 to advise that a copy of the Preliminary Results were available at the UKLA Document Viewing Facility.
         4. A notification dated 15 November 2002 relating to the purchase of 5,000 Ordinary shares of 25p each in The BOC Group plc by R Margetts a non-executive director of The BOC Group plc.
         5. A notification dated 15 November 2002 advising that The Capital Group Companies, Inc had notified that they had decreased their interest in the issued Ordinary share capital of The BOC Group plc to 4.90%.
         6. A notification dated 18 November 2002 relating to the transfer of 5,000 Ordinary shares of 25p each in The BOC Group plc from R Margetts a non-executive director of The BOC Group plc to his spouse S Margetts.
         7. A notification dated 20 November 2002 relating to the purchase of 10,000 Ordinary shares of 25p each in The BOC Group plc by R Mendoza a non-executive director of The BOC Group plc.



                                                        Page 1 of Total 15 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                          07.05 HRS ON 4 NOVEMBER 2002
                              UNDER REF. NO. 2827D

1 November 2002

THE BOC GROUP plc - R G Mendoza

Further to the announcement made on 9 October 2002 that Roberto Mendoza had joined the board of The BOC Group plc as a non-executive director, it is confirmed that there is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to his appointment except that Mr Mendoza was a director of Mid Ocean Limited until 31 July 1998 and of Travelers Property Casualty Corp until 30 April 1999.




                                                        Page 2 of Total 15 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                          14.44 HRS ON 7 NOVEMBER 2002
                              UNDER REF. NO. 5067D



The BOC Group plc

The BOC Group plc will be announcing its results for the year ended 30 September 2002 on Tuesday 12 November 2002.

Contact:        Christopher Marsay, Group Manager - Investor Relations
                The BOC Group, Windlesham, UK
                          Telephone 01276 477222 (International +44 1276 477222)



                                                        Page 3 of Total 15 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                          13.55 HRS ON 12 NOVEMBER 2002
                              UNDER REF. NO. 6808D



12 November 2002

THE BOC GROUP plc - NEWS RELEASE ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000




                                                        Page 4 of Total 15 Pages

     THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE
                AT 11.46 ON 15 NOVEMBER 2002 UNDER REF NO. 8533D

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

The BOC Group plc

2)  Name of director

Robert John MARGETTS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert John MARGETTS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7)  Number of shares/amount of stock acquired

5,000

8) Percentage of issued class

Less than 0.1%

9)  Number of shares/amount of stock disposed

n/a

10) Percentage of issued class


11) Class of security

Ordinary shares of 25p each




                                                        Page 5 of Total 15 Pages

12) Price per share

863.5p per share


13) Date of transaction

15 November 2002

14) Date company informed

15 November 2002

15) Total holding following this notification

11,000 Ordinary shares


16) Total percentage holding of issued class following this notification

Less than 0.1%


If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Karen Weston, Administration Assistant
Tel  01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification.....15 November 2002.......................




                                                        Page 6 of Total 15 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                         16.10 HRS ON 15 NOVEMBER 2002
                              UNDER REF. NO. 8770D

                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary shares of 25p each

10. Date of transaction

13 November 2002

11. Date company informed

15 November 2002




                                                        Page 7 of Total 15 Pages

12. Total holding following this notification

24,343,031

13. Total percentage holding of issued class following this notification

4.90

14. Any additional information

In a letter dated 14 November 2002, received 15 November 2002, The BOC Group plc has been notified pursuant to section 198 of the Companies Act that The Capital Group Companies, Inc has a 4.90% (previously 5.45%) notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held by investment management companies, of which The Capital Group Companies, Inc is the parent, as detailed below:

Capital Guardian Trust Company                        19,251,584  3.87%
Capital International Limited                          2,620,647  0.53%
Capital International S.A.                               610,100  0.12%
Capital International, Inc                               210,700  0.04%
Capital Research and Management Company                1,650,000  0.33%

Neither The Capital Group Companies, Inc nor any of its affiliates own shares for its own account. The shares above are owned by accounts under the discretionary investment management of one or more of the investment management companies listed above.

15. Name of contact and telephone number for queries

David Kinnair Tel: 01276 807549

16. Name and signature of authorised company official responsible for making this notification

David Kinnair, Assistant Company Secretary

Date of notification

15 November 2002




                                                        Page 8 of Total 15 Pages

                 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE
                             REGULATORY NEWS SERVICE
                AT 14.28 ON 18 NOVEMBER 2002 UNDER REF NO. 9379D

                  SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

The BOC Group plc

2. Name of director

Robert John MARGETTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert John MARGETTS

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sandra MARGETTS (spouse)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer of shares from R J Margetts to S Margetts (spouse) by way of gift

7. Number of shares / amount of stock acquired

5,000 (S Margetts (spouse))

8. Percentage of issued class

Less than 0.1%

9. Number of shares/amount of stock disposed

5,000 (R J Margetts)

10. Percentage of issued class

Less than 0.1%



                                                        Page 9 of Total 15 Pages

11. Class of security

Ordinary shares of 25p each

12. Price per share

Nil

13. Date of transaction

15 November 2002

14. Date company informed

15 November 2002

15. Total holding following this notification

11,000

16. Total percentage holding of issued class following this notification

Less than 0.1%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification







                                                       Page 10 of Total 15 Pages

23. Any additional information



24. Name of contact and telephone number for queries

Karen Weston
01276 807388

25. Name and signature of authorised company official responsible for making this notification

Carol Anne Hunt, Deputy Company Secretary

Date of Notification

18 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                                       Page 11 of Total 15 Pages

                 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE
                             REGULATORY NEWS SERVICE
                AT 16.51 ON 20 NOVEMBER 2002 UNDER REF NO. 0756E



                  SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

The BOC Group plc

2. Name of director

Roberto Gonzalez MENDOZA

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roberto Gonzalez MENDOZA

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

Less than 0.1%

9. Number of shares/amount of stock disposed




                                                       Page 12 of Total 15 Pages

10. Percentage of issued class



11. Class of security

Ordinary shares of 25p each

12. Price per share

US$13.64 per share (approximately 885p per share)

13. Date of transaction

19 November 2002

14. Date company informed

20 November 2002

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

Less than 0.1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification







                                                       Page 13 of Total 15 Pages

23. Any additional information



24. Name of contact and telephone number for queries

Karen Weston
01276 807388

25. Name and signature of authorised company official responsible for making this notification

Carol Anne Hunt, Deputy Company Secretary

Date of Notification

20 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                                       Page 14 of Total 15 Pages

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: December 2, 2002



                                       By:   /s/ D Kinnair
                                            ------------------------------------
                                            Name:  David Kinnair
                                            Title: Assistant Company Secretary